FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:	Press release dated November 29, 2004 announcing Legrand Holding S.A.’s acquisition of Van Geel, a Dutch company which specializes in the manufacture of metal cable management.

Press release

Paris / November 29, 2004
The Legrand group is about to acquire Van Geel

The Legrand group is about to acquire – subject to regulatory approvals – the entirety of the activities of Van Geel, with the exception of its German subsidiary ; Van Geel is one of the leading European specialists of metal cable management systems (trunkings, cable trays, floor boxes...).

With €60 million of consolidated sales, Van Geel is the leader in its field in the Netherlands and Austria and holds significant positions on a number of European markets (Belgium, Portugal, Sweden...).

Based in Boxtel, Netherland, Van Geel has two manufacturing units in this country and a total work force of 300 persons.

This project shows Legrand’s return to its strategy of external growth and enables the Group to significantly reinforce its world-wide leadership in cable management.

The information contained in the present press release includes forward looking information describing future events and results. By its nature, information based on future expectations rather than on historical facts results in risks and uncertainties and therefore Legrand Holding may not provide any guarantee as to the accuracy of such information.

Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in over 60 countries, employing approximately 26,000 people

Financial Communication:	Press:
Legrand François Poisson Tél. +33 (0)1 49 72 53 53 Fax +33 (0)1 43 60 54 92	Publicis Consultants Raphaëlle Rico Tél. +33 (0)1 44 43 75 90 Fax +33 (0)1 44 43 75 65

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legrand Holding S.A. Date: November 29, 2004

By:	/s/ PATRICE SOUDAN

Name:	Patrice Soudan
Title:	Chief Financial Officer